Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends

(In thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
EARNINGS AVAILABLE FOR FIXED CHARGES:
Net income (loss)	$15,298	$5,576	$31,579	$66,226	$38,566	$(1,337)	$(6,860)
Less: Capitalized interest	—	—	—	—	(17)	(966)	(237)
Add: Fixed charges	249	342	1,111	576	909	3,870	603
Income tax expense	8,605	3,137	17,763	37,252	20,858	—	—

EARNINGS AVAILABLE	$24,152	$9,055	$50,453	$104,054	$60,316	$1,567	$(6,494)

FIXED CHARGES:
Interest expense	$149	$294	$762	$381	$748	$2,805	$279
Capitalized interest	—	—	—	—	17	966	237
Rental expense representative of interest factor	100	48	349	195	144	99	87

TOTAL FIXED CHARGES	$249	$342	$1,111	$576	$909	$3,870	$603

Preferred dividends on a pre-tax basis	—	—	—	—	—	7,911	7,094

TOTAL FIXED CHARGES AND PREFERRED DIVIDENDS	$249	$342	$1,111	$576	$909	$11,781	$7,697

RATIO OF EARNINGS TO FIXED CHARGES	97.0	26.5	45.4	180.6	66.4	(1)	(1)

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	97.0	26.5	45.4	180.6	66.4	(2)	(2)

(1)	Earnings were inadequate to cover fixed charges by $2.3 million and $7.1 million for the years ended December 31, 1999 and 1998, respectively.
(2)	Earnings were inadequate to cover fixed charges and preferred dividends by $10.2 million and $14.2 million for the years ended December 31, 1999 and 1998, respectively.